Exhibit 23.6

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Amendment No. 1 to Form S-4) of Ventas, Inc. and related proxy statement/prospectus for the registration of 14,971,891 shares of its common stock and to the incorporation by reference therein of our reports dated February 25, 2021, with respect to the consolidated financial statements and schedule of New Senior Investment Group Inc., and the effectiveness of internal control over financial reporting of New Senior Investment Group Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York

August 9, 2021